December 19, 2017 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: Biotricity, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-222065

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m on Tuesday, December 19, 2017, or as soon thereafter as is practicable.

Very truly yours, BIOTRICTY INC. By:/s/___ Waqaas Al-Siddiq ___________ Waqaas Al-Siddiq Chief Executive Officer